

OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Texas Made Sports Development Inc.

7713 Wolverine St
Austin, TX 78757

www.chaparralice.com

CHAPARRAL
ICE

32258 shares of Series E Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Company : Texas Made Sports Development Inc

Corporate Address : 7713 Wolverine St, Austin, TX 78757

Offering Minimum : $9,999.98

Offering Maximum : $107,000.00

Minimum Investment Amount : $100.75
(per investor)

Terms

Offering Type : Equity

Security Name : Series E Preferred Stock

Minimum Number of Shares Offered : 32,258

Maximum Number of Shares Offered : 345,161

Price per Share : $0.31

Pre-Money Valuation : $10,234,648.76

*Maximum subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Texas Made Sports Development, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in StartEngine will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 1000 shares of Series E Preferred Stock at $0.31 / share, you will receive 1100 shares of Series E Preferred Stock, meaning you'll own 1100 Shares of Series E Preferred Stock for $310. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

<u>Perks</u>

$500+ Brick, Tile, or other decorative honorarium permanently installed inside Chaparral at iSports with name engraved

$5,000+ 4-pack of unlimited Public Skate or Open Field passes (valid for 1 year), OR 3 hotel nights at local hotel with 3 daily intensive hour-long private Learn to Skate lessons, plus lower tier perks

$10,000+ 100% discount to any spectator event or in-house program for 2 people held at both Chaparral locations (valid for 1 year), plus lower tier perks

$25,000+ One full custom set of sports equipment available for any sport offered at Chaparral available through our Pro Shop, including full embroidery, OR one year of FREE Learn to Skate class enrollment for up to 4 people, plus lower tier perks.

All perks occur after the offering is completed

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Texas Made Sports Development, Inc is seeking investment capital to build the most unique, state-of-the-art multi-sport facility in the Austin metropolitan area. The building will be owned by iSports Real Estate Development LLC, a related party company, and Texas Made Sports Development will be the tenant of the building. Texas Made Sports Development is thus seeking investment capital to, among other things, do tenant improvements on the building it will be moving into. The Cedar Park, Texas, facility will serve Williamson and Travis counties, including all of Austin, Leander, Round Rock, Pflugerville, and stretching north to Copperas Cove and Fort Hood. The facility will serve sports enthusiasts and residents interested in participating in soccer, football, lacrosse, basketball, ice hockey, ice skating, figure skating, CrossFit, and other sports operated by Chaparral at iSports.

Chaparral at iSports will serve as the primary tenant of the iSports sports center with a formal lease arrangement on the space. Chaparral at iSports' primary revenue stream will be the long-term and short-term rental of the outdoor football field, two ice rinks, and an additional indoor soccer field in Phase 1 and potential for expanded offerings such as swimming or other recreational services in Phase 2.

Chaparral at iSports intends to lease its facility to a broad range of multi-sport high school, varsity, youth. and adult leagues through primary tenancy agreements with existing non-profit and for-profit organizations. In addition to this regular programming, Chaparral at iSports will also generate additional revenue by renting its facility for tournaments, competitions, and seasonal ice shows. The standard regional rate for ice per hour is $450+ and $150+ for field/court surfaces, which will positively impact revenue projections for this type of facility. The company intends to maximize the utilization of its facility through strict scheduling and utilization of prime and non-prime hours.

Chaparral at iSports has additional potential to generate revenue by signing long-term commercial lease agreements for a fitness center, educational academy, gymnasium, medical providers including a chiropractor and sports medicine office, restaurant, juice shop, and a Pro Shop equipment store that will lease space inside the facility. Also, as the main tenant of the facility, Chaparral will be providing services that could qualify as a non-profit. A separate entity for fundraising and collection of league fees will be set up known as "Sports Associations of Chaparral" in order to maximize the tax benefits associated with youth athletic and public programs.

Key Chaparral at iSports Offerings:
• Full-size outdoor football field
• Two full-size, regulation ice rinks (NHL size) plus mini training ice rink
• One full-size, synthetic indoor multi-sport surface for soccer, lacrosse, roller hockey, and flag football
• Fitness studio, parent viewing deck, video screens, live streaming, and replays
• On-site medical services or retail providers (three spaces: 800-3000 sq. ft.)
• Event rooms, concession areas, and family restaurants
• Bleacher seating, locker rooms and storage areas for all surfaces

Sales, Supply Chain, & Customer Base

The accompanying chart illustrates participation rates of individuals ages 6+. Fitness Sports have the highest level of participation at 63.8% in 2017, up from 59.6% in 2011. Team Sports, which include soccer, lacrosse, football, hockey, volleyball and basketball, have increased participation from 21.2% in 2011 to 22.9% in 2017.

Team Sports account for a high percentage of Gen Z participants at 57.1% followed by Millennials at 29.5%. Likewise, Outdoor Sports account for a high percentage of Gen Z and Millennials. Note the relatively high percentage of participants in Fitness Sports among all age groups.

There are 99 schools with total student enrollment of 124,532. Expansion plans are underway to increase the number of high schools and middle schools. Appendix A contains a listing of schools and enrollments.

Due to its large population and stature as the the state's capital city, Austin is home to a wide selection of traditional colleges and universities, trade schools, community colleges, and career training centers. In 2014, that list included 34 institutions of higher education with over 108,890 students.

Population within a 10 mile radius of the proposed location for the multi-sports complex is estimated at 394,231 for 2017, increasing to 449,365 in 2022. Population within a 30 mile radius of the proposed location was estimated at 1,790,743 for 2017, increasing to 1,982,740 in 2022. Within 10 miles, median age increases from 35.4 in 2017 to 36.2 in 2022 and within 30 miles, median age increases slightly from 34.5 in 2017 to 35.5 in 2022. (Source: ESRI)

Austin 2017 estimated and 2022 projected percent of households by income group within a 10-, 20-, and 30-mile radius of the proposed multi-sports complex are sustainable. As noted below, average household income within a 10-mile radius is projected to increase to $121,974 in 2022 from $103,345 in 2017. Average household income within a 30-mile radius is projected to increase to $112,459 in 2022 from $96,917 in 2017. (Source: ESRI)

Average Daily Traffic (ADT) of those roads that are in close proximity to the proposed multi-sports center is sufficient. Although somewhat dated, note the 27,600 vehicles that pass by daily on 183A Toll at East Crystal Falls Parkway, which is a short distance

from the multi-sports complex. (Source: Central Texas Regional Mobility Authority)

Competition

Hill Country Indoor
13875 Bee Cave Pkwy
Bee Cave, TX 78738
512-263-4144
Located west of Austin in a more rural area, Hill Country Indoor opened in 2017 and is located south and west of Chaparral at iSports, more than an hour drive away. This facility has one indoor turf field, four basketball courts and eight volleyball courts. This facility does not offer ice rinks.

Pond Hockey Club
9402 United Drive
Austin, TX
512-924-0090
The Pond Hockey Club is a 35,000 sq. ft. ice hockey training facility serving the hockey community in Austin, Texas, and surrounding areas. The club's focus is adult hockey enthusiasts, youth hockey players, and their families.

SoccerZone
9501 Manchaca Rd
Austin, TX 78748
512-280-2244

Various others analyzed in third party feasibility study and business plan available on request.

Liabilities and Litigation

Liabilities existing on Chaparral Ice are those of current operations including the renovation note of approx $700k which is financed through the existing operations, and we plan to sign a business loan of $3.3m for tenant improvements and equipment in 2020 for the final Tenant Improvement build out with Washington Federal Bank. These loans are included in all projections. The 700k refers to both the outstanding promissory note for$317,000 (Balance is currently $217,494.30) and $375,000 (Balance is currently $283,019.90), respectively, with Washington Federal Bank.)

No litigation exists.

The team

Officers and directors

Ryan Raya	CEO, Director, and President
Tamir Nitzan	Board of Directors Member

Ryan Raya

Texas Made Sports Development, Inc, a for-profit entity led by Ryan Raya, has an extremely experienced and knowledgeable management and development team comprised of USA Hockey leaders, a Vancouver Olympic arena developer, highly experienced rink managers, and professionals with industry experience in multi-billion-dollar infrastructure project. Ryan has been the full-time CEO of Chaparral Ice since January 15, 2017. Before that, he served as a project manager for Cintra US. Outside of hockey, Ryan's professional experience includes legal and insurance experience as a commercial general liability underwriter, facility management expertise in his time with Johnson Control's Building Efficiency unit as the Global Program Director on a $300m account and construction/operations/budgeting experience for multi-billion-dollar infrastructure projects while at Cintra. Ryan's understanding of general facility operations and maintenance practices, pricing, and staffing, in combination with his master's degree in International Commerce, bring a holistic perspective to Chaparral Ice. As the recently appointed director and coach for the Ice Hockey Association of Austin (IHAA), Ryan has come to the organization by way of many different professional organizations and experiences as both a player and a USA Hockey Level 5 coach. Ryan has played high school and college hockey totaling over 20 years within organized hockey and has 16 years of coaching experience on top of operational experience as a board member for the Herndon High School Hockey Club, Virginia Wild Hockey Club, and advisory positions with the Piedmont Predators Hockey Club. The Chaparral Ice Group operations will be his sole source of income and all efforts will be dedicated to ensuring investors and customers have a successful experience. From 2014 to present, Ryan has served as the Director of Coaching and Player Development at Texas Junior Stars Hockey Club. Additionally, he served as program manager at Cintra US from January 2015-January 2017. In January 2017, he founded Texas Made Sports Development and presently serves as CEO and Director. Currently, Ryan spends 48 hours a week working on Chaparral Ice Group and 2 hours working for the Hockey Club.

Tamir Nitzan

Tamir has been the SVP, Software Development and Infrastructure at Virtu Financia and principle investor since August 2008 to present. Virtu Financial is a leading financial firm that leverages cutting edge technology to deliver liquidity to the global markets and innovative, transparent trading solutions to our clients. Tamir understand investments in people and vision. His family has fallen in love with hockey and believes in the mission of Chaparral Ice. As the principle investor and debt guarantor of Chaparral Ice, he provides solvency behind a business that has been operating in the recreational sports space for over 20 years and has seen the remarkable transformation of the company in the 2 years since Ryan took ownership.

Number of Employees: 53

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **There are no patents** The service industry offers no patents, however ownership of a well established ice skating and hockey brand in Austin, Chaparral Ice, gives us an existing customer base and marketing footprint that establishes dominance in one element of sports recreation. This does not mean it is the only one, only that we have established procedures and track records to forecast our projections from at this time.
- **There are several potential competitors who exist in the market** We will compete with large, established, and offerings other than ice sports, however by consolidating and pre-leasing field space to established operators we hope to minimize that risk. There can be no assurance that competitors will not emulate our offering and approach, and other companies may launch similar multi-sport concepts. It should further be assumed that that competition will intensify.
- **Any valuation at this stage is pure speculation** Calculation of valuation is speculation and based on forecasting at the best of our ability using current performance, market trends, and industry knowledge supported by a 3rd part feasibility study.
- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you) will only make money. Our projections rely on the consumer assessing our business its a better option than the competition and recreation services will be priced such that the services allows the company to make a profit and still attract business.
- **Construction does not complete by development company** Implementation and operating risk hinges on development team adequately completing construction and finish out of space on time and on budget.
- **Operations assume maintaining senior level staff** There is no guarantee all existing senior staff employed today will remain with organization at time of open and recruitment of replacements could impact projections as this is a service industry.
- **Sublease risk** Chaparral at iSports assumes liability to find subtenants to rent approximately 20,000 sqft of space within our 109,000 sqft of usable space. While we have Letters of Intent, there is no guarantee that we receive signed leases and subsequent on time payments for the term of the sublease.
- **Market risk** While third party feasibility studies, independent analysis, and feedback from industry experts fully expect quick adoption and utilization of the facility with full ramp up being completed after 3 years of operation, there is no guarantee that market, economic, political, or social changes may take place in the city, region, or country that might adversely effect this project.
- **Advertising risk** Our model does include a minor but notable portion of advertising income. There is no guarantee that market advertising rates or uptake on available offerings come to fruition at the magnitude or timeline expected.
- **This offering involves "rolling closings," which may mean that earlier investors**

may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the TYPE OF SECURITY OFFERED should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **The transferability of the Securities you are buying is limited** Any TYPE OF SECURITY purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Your investment could be illiquid for a long time** You should be prepared to hold this investment for several years or longer. For the 24 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **We may not have enough capital as needed and may be required to raise more capital** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity

may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Terms of subsequent financings may adversely impact your investment** We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- **Management Discretion as to Use of Proceeds** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **We may never have an operational product or service** It is possible that there may never be an operational facility or that the product may never be used to engage in transactions at a new location. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

- **Minority Holder; Securities with Voting Rights** The Class E Preferred Share that an investor is buying has no voting rights attached to them. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

- **Insufficient Funds** The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in

the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

- **We are competing against other recreational activities** Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Ryan Raya, 25.3% ownership, Common Stock
- Tamir Nitzan, 62.0% ownership, Series A Preferred and Common Stock

Classes of securities

- Common Stock: 12,699,996

Common Stock.

1.   *Dividends.* Subject to the preferential rights, if any, of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the corporation which are by law available therefor, dividends payable either in cash, in property or in shares of Common Stock or other securities of the corporation.

2.   *Voting Rights.* The holders of shares of Common Stock shall be entitled to cast one vote for each share of Common Stock held by such holder, on all matters submitted to the vote of the stockholders of the Corporation. This voting right shall be exercised together with the Series A Preferred Stock, as a single class.

3.   *Liquidation, Dissolution or Winding Up*. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation, after payment or provision for payment of the debts and other liabilities of the corporation and of the preferential amounts, if any, to which the holders of Preferred Stock may be entitled, the holders of all outstanding shares of Common Stock shall be entitled to share ratably in the remaining assets of the corporation.

- Series A Preferred Stock: 18,000,000

Designation of Series A Preferred Stock.

That the Company hereby designates Eighteen Million (18,000,000) shares of its authorized Preferred Stock, as "Series A Preferred Stock," and establishes the rights and preferences for such shares of Series A Preferred Stock, as follows:

1.   *Dividends.*   Out of the assets of the Corporation legally available for dividends, the holders of Series A Preferred Stock shall be entitled to receive when, as, and if declared by the Board of Directors of the Corporation, cumulative cash dividends on the Series A Preferred Stock accruing at a simple rate of 7% per annum ("Dividend Rate") based upon the Series A Liquidation Basis (as defined below); provided, however, that beginning January 1, 2022, cumulative cash dividends on the Series A Preferred Stock will henceforth accrue at a rate of 7% compounded annually based upon the sum of (i) the Liquidation Basis, plus (ii) the balance of any unpaid cumulative cash dividends accrued through such date on the Series A Preferred Stock ("Cumulative Dividend"). Any such accrued Cumulative Dividends shall be paid in full to the holders of shares of Series A Preferred Stock after payment of dividends to holders of Series B Preferred Stock and *pari passu* with payment of dividends to holders of Series C Preferred Stock, but prior to any payment of dividends to holders of other Series of Preferred or Common Stock. Cumulative Dividends on the Series A Preferred Stock shall accumulate on the Series A Liquidation Value at the Dividend Rate (whether or not declared) from and including the date of original issuance of such shares of Series A Preferred Stock. The Board of Directors, in its sole discretion, may declare and make additional distributions with respect to the Series A Preferred Stock from time to time ("General Dividends"), which shall reduce the Series A Liquidation Value as provided in Section 2, below.

2.   *Liquidation Preference.* In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, after holders of Series B Preferred Stock and *pari passu* with Series C Preferred Stock, but prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of any other Series of Preferred or the Corporation's Common Stock, the amount of the original purchase price per share for each share of Series A Preferred Stock then held by them, adjusted for any subdivisions, combinations, or consolidations with respect to such shares (the "Series A Liquidation Basis"), plus any accrued and unpaid dividends from the date of original issuance of the Series A Preferred Stock to the date of distribution of the Series A Liquidation Basis, less the amount of any General Dividends received with respect to such shares of Series A Preferred Stock (the sum of the Series A Liquidation Basis, the amount of unpaid Cumulative Dividends accrued thereon, and less the General Dividends so paid on such stock, shall be referred to herein as the "Series A Liquidation Value"). If the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the Series A Liquidation Value, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Series A Preferred Stock in proportion to the number of shares of Series A Preferred Stock then held by them. After payment has been made to the holders of the Series A Preferred Stock of the full amount to which they shall be entitled, the shares of Series A Preferred Stock shall automatically convert to Common Stock of the

Corporation in accordance with Section 4 below.

3.   *Voting Rights.* The holders of Series A Preferred Stock shall be entitled to cast one vote for each share of Series A Preferred Stock held by such holder, on all matters submitted to the vote of the stockholders of the Corporation. This voting right shall be exercised together with the Common Stock, as a single class.

4.   *Conversion.* The Series A Preferred Stock shall be convertible into Common Stock in accordance with the following terms:

    (a) Conversion. Subject to and upon compliance with the provisions of this Section 4, the holder of shares of Series A Preferred Stock shall have the right, at the holder's option, at any time or from time to time, to convert any or all of such shares of Series A Preferred Stock into one share of Common Stock per 4.2857 shares of Series A Preferred Stock. Upon such conversion, all accrued and unpaid dividends on the Series A Preferred Stock so converted shall be released and waived by the holder. The holder of shares of Series A Preferred Stock may exercise the conversion right created by this Section 4(a), as to all, or a portion of, the shares, by surrendering to the Corporation or any transfer agent of the Corporation the certificate or certificates for the shares to be converted, accompanied by written notice stating that the holder elects to convert all or a portion of the shares represented thereby. Conversion shall be deemed to be effected on the date on which delivery is made to the Corporation of both the notice of the election to convert and the certificates representing the shares to be converted. The date on which conversion is effected pursuant to this Section 4(a) is referred to herein as the "Conversion Date." As promptly as practicable thereafter, the Corporation shall issue and deliver to, or upon the written order of, the holder a certificate or certificates representing the number of full shares of Common Stock to which the holder is entitled. The person in whose name the certificate or certificates representing shares of Common Stock are to be issued shall be deemed to be a holder of record of the shares of Common Stock on the Conversion Date, unless the transfer books of the Corporation are closed on that date, in which event the person shall be deemed to be the holder of record of such shares of Common Stock on the next succeeding date on which the Corporation's transfer books are open. Upon conversion of only a portion of the number of shares represented by a certificate for shares of Series A Preferred Stock surrendered for conversion, the Corporation shall issue and deliver to, or upon the written order of, the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate representing the number of shares of Series A Preferred Stock which constitute the unconverted portion of the shares of Series A Preferred Stock represented by certificate so surrendered.

    (b) Automatic Conversion. The Series A Preferred will be automatically converted into Common Stock at the applicable conversion rate described in Section 4(a) above upon (i) both the payment by the Company of cumulative

distributions equal to the Series A Liquidation Value with respect to all shares of Series A Preferred and the time in which no holder of Series A Preferred is personally guaranteeing any Company debt, or (ii) the vote of the holders of two-thirds of the outstanding Series A Preferred to so convert. Upon such automatic conversion event, each holder of Series A Preferred Stock shall be deemed to have converted in accordance with subsection (a) above.

(c) <u>Adjustment for Stock Dividends and Stock Splits</u>. If, at any time after the date of issuance of the Series A Preferred Stock, the number of shares of Common Stock outstanding is increased as the result of a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then immediately after the record date fixed for the determination of holders of Common Stock entitled to receive the stock dividend or the effective date of the subdivision or split-up, as the case may be, the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted shall be proportionately increased, and conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares, the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted shall be proportionately decreased, so that the holder of shares of Series A Preferred Stock thereafter converted shall be entitled to receive the number of shares of Common Stock of the Corporation which the holder would have owned immediately following such action had the shares of Series A Preferred Stock been converted immediately prior thereto.

(d) <u>Statement Regarding Adjustments</u>. Whenever the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible shall be adjusted as provided in Section 4(c), the Corporation shall file, at the principal office of the Corporation, a statement which sets forth in detail the circumstances requiring the adjustment, and the rate of conversion in effect after the adjustment, and upon written request of any holder of shares of Series A Preferred Stock, the Corporation shall cause a copy of the statement to be sent to such holder by mail, first class postage prepaid.

(e) <u>Reservation of Shares</u>. So long as any shares of Series A Preferred Stock remain outstanding, the Corporation shall reserve, free from preemptive rights, out of its treasury stock or its authorized but unissued shares of Common Stock, or both, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, sufficient shares of Common Stock to provide for the conversion of all outstanding shares of Series A Preferred Stock at the rate of conversion to Common Stock then in effect.

(f) <u>Valid Issuance</u>. All shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock will, upon issuance thereof by the Corporation, comprise validly issued, fully paid and non-assessable shares of Common Stock and will be free from all taxes, liens and charges with respect to the issuance thereof and the Corporation shall take no action which will cause a contrary result.

- Series B Preferred Stock: 1,100,000

That the Company hereby designates Two Million (2,000,000) shares of its authorized Preferred Stock, as "Series B Preferred Stock," and establishes the rights and preferences for such shares of Series B Preferred Stock, as follows:

      1.   *Dividends.* Out of the assets of the Corporation legally available for dividends, the holders of Series B Preferred Stock shall be entitled to receive when, as, and if declared by the Board of Directors of the Corporation, cumulative cash dividends on the Series B Preferred Stock at a simple rate of 6% per annum ("Dividend Rate") based upon the Series B Liquidation Basis (as defined below) of the Series B Preferred Stock ("Cumulative Dividend"). Any such accrued Cumulative Dividends shall be paid in full to the holders of shares of Series B Preferred Stock prior to any payment of dividends to holders of other Series of Preferred or Common Stock. Cumulative Dividends on the Series B Preferred Stock shall accumulate on the Series B Liquidation Value at the Dividend Rate (whether or not declared) from and including the date of original issuance of such shares of Series B Preferred Stock.

      2.   *Liquidation Preference.* In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Corporation's other Series of Preferred or Common Stock, the amount of the original purchase price per share for each share of Series B Preferred Stock then held by them, adjusted for any subdivisions, combinations, or consolidations with respect to such shares (the "Series B Liquidation Basis"), plus any accrued and unpaid dividends from the date of original issuance of the Series B Preferred Stock to the date of distribution of the Series B Liquidation Basis, (referred to herein as the "Series B Liquidation Value"). If the assets and funds thus distributed shall be insufficient to permit the payment to such holders of the Series B Liquidation Value, then the entire assets and funds of the Corporation legally available for distribution, subject to any senior and subsequent to any senior liquidation preference of other series' of the Corporation's preferred stock, shall be distributed to the holders of the Series B Preferred Stock.

      3.   *Voting Rights.* Except as otherwise required by law, the holders of Series B Preferred Stock shall have no voting power whatsoever.

- Series C Preferred Stock: 1,050,000

Designation of Series C Preferred Stock.

That the Company hereby designates Three Million (3,000,000) shares of its authorized Preferred Stock, as "Series C Preferred Stock," and establishes the rights and preferences for such shares of Series C Preferred Stock, as follows:

1.   *Dividends.* Out of the assets of the Corporation legally available for dividends, the holders of Series C Preferred Stock shall be entitled to receive when, as, and if declared by the Board of Directors of the Corporation, cumulative cash dividends on the Series C Preferred Stock at a simple rate of 7% per annum ("Dividend Rate") based upon the Series C Liquidation Basis (as defined below) of the Series C Preferred Stock ("Cumulative Dividend"). Any such accrued Cumulative Dividends shall be paid in full to the holders of shares of Series C Preferred Stock after payment of dividends to holders of Series B Preferred Stock and *pari passu* with payment of dividends to holders of Series A Preferred Stock, but prior to any payment of dividends to holders of other Series of Preferred or Common Stock. Cumulative Dividends on the Series C Preferred Stock shall accumulate on the Series C Liquidation Value at the Dividend Rate (whether or not declared) from and including the date of original issuance of such shares of Series C Preferred Stock. The Board of Directors, in its sole discretion, may declare and make additional distributions with respect to the Series C Preferred Stock from time to time ("General Dividends"), which shall reduce the Series C Liquidation Value as provided in Section 2, below.

2.   *Liquidation Preference.* In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of the Series C Preferred Stock shall be entitled to receive, after holders of Series B Preferred Stock and *pari passu* with holders of Series A Preferred Stock, but prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of any other Series of Preferred or the Corporation's Common Stock, the amount of the original purchase price per share for each share of Series C Preferred Stock then held by them, adjusted for any subdivisions, combinations, or consolidations with respect to such shares (the "Series C Liquidation Basis"), plus any accrued and unpaid dividends from the date of original issuance of the Series C Preferred Stock to the date of distribution of the Series C Liquidation Basis, less the amount of any General Dividends received with respect to such shares of Series C Preferred Stock (the sum of the Series C Liquidation Basis, the amount of unpaid Cumulative Dividends accrued thereon, and less the General Dividends so paid on such stock, shall be referred to herein as the "Series C Liquidation Value"). If the assets and funds thus distributed among the holders of the Series C Preferred Stock shall be insufficient to permit the payment to such holders of the Series C Liquidation Value, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Series C Preferred Stock in proportion to the number of shares of Series C Preferred Stock then held by them. After payment has been made to the holders of the Series C Preferred Stock of the full amount to which they shall be entitled, the holders of the Series C Preferred Stock shall not be entitled further to share in the remaining assets of the Corporation.

3.   *Voting Rights.* Except as otherwise required by law, the holders of Series C Preferred Stock shall have no voting power whatsoever.

4. *After Payout Dividends; Redemption of Series C Preferred.* Upon the receipt by the holders of a share of Series C Preferred Stock of Cumulative and General Dividends sufficient to reduce the Series C Liquidation Value of such shares of Series C Preferred Stock to zero (each an "After Payout Series C Share"), the rights and preferences of such After Payout Series C Share shall automatically be changed as follows: Such After Payout Series C Share shall not be entitled to receive further Cumulative Dividends, but will continue to be entitled to receive General Dividends in accordance with paragraph 1 above; provided, that the After Payout Series C Shares will participate on a *pari passu* basis in all dividends declared and paid to Common Stock.

- Series D Preferred Stock: 165,000

Designation of Series D Preferred Stock.

That the Company hereby designates One Million (1,000,000) shares of its authorized Preferred Stock as "Series D Preferred Stock," and establishes the rights and preferences for such shares of Series D Preferred Stock, as follows:

1. *Dividends.* Out of the assets of the Corporation legally available for dividends, the holders of Series D Preferred Stock shall be entitled to receive when, as, and if declared by the Board of Directors of the Corporation, cumulative cash dividends on the Series D Preferred Stock at a simple rate of 5% per annum ("Dividend Rate") based upon the Series D Liquidation Basis (as defined below) of the Series D Preferred Stock ("Cumulative Dividend"). Any such accrued Cumulative Dividends shall be paid in full to the holders of shares of Series D Preferred Stock after payment of dividends to holders of Series A, Series B, and Series C Preferred Stock, but prior to any payment of dividends to holders of other Series of Preferred or Common Stock. Cumulative Dividends on the Series D Preferred Stock shall accumulate on the Series D Liquidation Value at the Dividend Rate (whether or not declared) from and including the date of original issuance of such shares of Series D Preferred Stock. The Board of Directors, in its sole discretion, may declare and make additional distributions with respect to the Series D Preferred Stock from time to time ("General Dividends"), which shall reduce the Series D Liquidation Value as provided in Section 2, below.

2. *Liquidation Preference.* In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of the Series D Preferred Stock shall be entitled to receive, after holders of Series A, Series B, and Series C Preferred Stock, but prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of any other Series of Preferred or the Corporation's Common Stock, the amount of the original purchase price per share for each share of Series D Preferred Stock then held by them, adjusted for any subdivisions, combinations, or consolidations with respect to such shares (the "Series D Liquidation Basis"), plus any accrued and unpaid dividends from the date of original issuance of the

Series D Preferred Stock to the date of distribution of the Series D Liquidation Basis less the amount of any General Dividends received with respect to such shares of Series D Preferred Stock (the sum of the Series D Liquidation Basis, the amount of unpaid Cumulative Dividends accrued thereon, and less the General Dividends so paid on such stock, shall be referred to herein as the "Series D Liquidation Value").   If the assets and funds thus distributed among the holders of the Series D Preferred Stock shall be insufficient to permit the payment to such holders of the Series D Liquidation Value, and the liquidation value of the Series D Preferred Stock respectively, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Series D Preferred Stock in proportion to the number of shares of Series D Preferred Stock then held by them. After payment has been made to the holders of the Series D Preferred Stock of the full amount to which they shall be entitled, the holders of the Series D Preferred Stock shall not be entitled further to share in the remaining assets of the Corporation.

3.   *Voting Rights.* Except as otherwise required by law, the holders of Series D Preferred Stock shall have no voting power whatsoever.

4.   *After Payout Dividends; Redemption of Series D Preferred.* Upon the receipt by the holders of a share of Series D Preferred Stock of Cumulative and General Dividends sufficient to reduce the Series D Liquidation Value of such shares of Series D Preferred Stock to zero (each an "After Payout Series D Share"), the rights and preferences of such After Payout Series D Share shall automatically be changed as follows: Such After Payout Series D Share shall not be entitled to receive further Cumulative Dividends, but will continue to be entitled to receive General Dividends in accordance with paragraph 1 above; provided, that the After Payout Series D Shares will participate on a *pari passu* basis in all dividends declared and paid to Common Stock.

- Series E Preferred Stock: 0

Designation of Series E Preferred Stock.

That the Company hereby designates One Million (1,000,000) shares of its authorized Preferred Stock as "Series E Preferred Stock," and establishes the rights and preferences for such shares of Series E Preferred Stock, as follows:

1.   *Dividends.*   The Series E Preferred Stock shall be entitled to participate on a per share basis in any dividends declared the Board of Directors of the Company and paid to the holders of the Company's Common Stock.

2.   *Liquidation Preference.* Participate in any liquidation with common as if they were common shares. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation, after payment or provision for payment of the debts and other liabilities of the corporation and of the preferential amounts, if any, to which the holders of other Series of Preferred Stock may be entitled, the holders of all outstanding

shares of Common Stock and Series E Preferred Stock shall be entitled to share ratably in the remaining assets of the corporation.

3.   *Voting Rights*. Except as otherwise required by law the holders of Series E Preferred Stock shall have no voting power whatsoever.

The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

What it means to be a Minority Holder

Your investment as a Series E Preferred shareholder comes with no voting rights.

As a minority holder of Series E Preferred shares you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, decisions regarding a potential sale or liquidation of the Company, how to dispense with or invest the assets of the Company, or decisions regarding transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company.

Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

Texas Made Sports Development, Inc. dba Chaparral Ice was formed on November 21, 2016 ("Inception") in the State of Texas. The entity was formed to purchase the existing 20 year business of Chaparral Ice Center as an asset purchase transaction. The initial year of operation was spent renovating and reorganizing the operations with the intent on stabilizing and positioning for expansion to the iSports Multi-Sport Development in Cedar Park, TX.

Operations have stabilized and attendance has significantly increase while reviews and ratings of the facility have positively trended. Construction of renovation projects completed January 2018 and the organization operates at 140%+ prime time demand for capacity. Trends for Revenues are positive and likely to see significant increase in excess of any debt payments required to finance transition.

These trends were realized with the filing of the 2018 tax returns, showing $166,002 in net profits with $303,070 cash in the bank. These results supported the approval of Washington Federal Bank to approval our Tenant Improvement loan for the expansion into Cedar Park with the iSports facility.

We predict that we can run the current business without revenue for 5 months. The foreseeable major expenses based on projections are human resources ~$900k, Rent $2.9M, and TI transformation of the space $9.7M with the groundbreaking of the

Chaparral at iSports facility on May 22, 2019. The future operational challenges will be finding specialized skills required to run ice sports operations, programs, and service equipment in a non-traditional market. Most equipment likely to operate with basic preventative maintenance until years 5-7, then that load will become a greater portion of operations going concern at the current Chaparral at Northcross facility, however all equipment at the new location will have mean useful life greater than 20 years.

Financial Milestones

With the acquisition of the Chaparral Ice asset, Texas Made Sports Development, Inc has seen a 10% increase in beginner skating program registrations, attracted the Texas Collegiate Hockey Playoffs, and seen an increased in diversity in attendee demographics.

With first year revenues over $2.4M with a positive net income during 2017, Texas Made feels confident that the 2018 revenues of $2.9M shows that these increases in participation directly relate to project viability.

We anticipate some future operational challenges to be growth in non-traditional market, attracting high end coaches will take recruiting from across the country and relocation, coordinated efforts towards a membership model across the other tenants at iSports, and competition from Dallas for elite athletes. In addition, we anticipate challenges of raising capital to include future spectator seating expansion, on-going maintenance of large plant room for chilling and dehumidification equipment, continued adaptation to future market needs and being able to multi-purpose the facility, and handling the expected high volume of public skaters wear and tear on the facility and rental equipment.

Overall, any increase to utility rates will have significant impact on bottom line. Even with over-raising our minimum capital requirements, any material change to facility configuration or usage is a significant investment. Expansion into other markets should isports become a model for the multi-use/mixed-use market will require capital infusion or diversion of profits.

Liquidity and Capital Resources

Texas Made Sports Development, Inc. dba Chaparral Ice has had no difficulty in accessing credit by leveraging current operations and financial standing of ownership. Other than existing liability in the form of Long-Term notes totaling $692,000 through Washington Federal Bank that supported the purchase and renovation of Chaparral Ice at Northcross Station Mall, the ownership group has an existing open Line of Credit for $20,000 with BB&T Bank. Vendors supporting proshop retail services have a standing NET 90 or 120 payment period and Texas Made maintains an inventory of $76,500 for retail sales. Common Stock shareholders contributed $208,000 in start-up equity on top of owner injection of $128,372.86.

The capital resrouces that are currently available to the company are corporate cash

on hand $303k, existing lines of credit 20k, new shareholder contributions $3.6M, previous shareholder vested interest ~400k notwithstanding. The funds of this campaign will fund the entirety of the funding of the project is secured and will qualify as equity contribution toward the $9.7M in Tenant Improvements required, of which $3.1M will come from Landlord Tenant Allowance and $3.3M from Washington Federal Bank as well. The OPO funds create a safety net and allow us to add some bells and whistles otherwise not able. The funds we accumulate through StartEnging are optional investments where hope to create interest and buy in across the local community and buzz nationally. The funds do not impact being able to operate company. These are extra funding toward special projects. If we reach our maximum funding goal, the lease signed is 20 years, with current funding and projections we should be able to operate full term with or without OPO funding. Additional capital can be raised in the future if the need arise.

Indebtedness

The company has an outstanding promissory note for $317,000 (Balance is currently 283,019.90) and $375,000 (Balance is currently $28,319.90), respectively, with Washington Federal Bank. The notes bears interest of 5.690% per year, paid monthly in arrears, with the balance due at maturity on February 1, 2023. The company also has an outstanding common stock that carry a 6% preferred rate of return on $208,000 in contributions. Tamir Nitzan will guaranty the TI Finish out loan that will be issued in March 2020 on the isports expansion.

Recent offerings of securities

- 2016-11-16, Section 4(2) of the Securities Act., 1100000 Class B Preferred. Use of proceeds: Purchase of Chaparral Northcross from original owners
- 2019-04-29, Section 4(a)(2) of the Securities Act., 18000000 Class A Preferred. Use of proceeds: Funding Chaparral at iSports Tenant Improvements
- 2019-04-29, Section 4(a)(2) of the Securities Act., 1050000 Class C Preferred. Use of proceeds: Funding Chaparral at iSports Lease Guarantee Terms
- 2019-04-29, Section 4(a)(2) of the Securities Act., 165000 Class D Preferred. Use of proceeds: Funding Chaparral at iSports Lease Guarantee Terms

Valuation

$10,234,648.76

7x Average first 4 years Net Income multiplier being a conservative estimate based on overall earning projections is based on 2017 purchase of Chaparral Ice at market rate from previous owner. 7x Average first 4 years Net Income (this was done because a very conservative ramp up factor was applied to years 1-3, but I did not feel comfortable valuing company at projected full ramp up) The project costs $9.7m in Tenant's Improvements and prepaid rent, the building real estate and TI was bank and SBA underwritten with that valuation. We purchased Chaparral Northcross at a 7xmultiplier, the industry standard is 6-10x on net income. Our current revenue is

$2.9m at existing location with $160k net income after about $200k in iSports expenses and taxes paid. Ebitda in 2019 was almost $400k at about 13% net income which is a consistent ratio at a very conservative per the chart of projections I sent below. Our projections are at the bottom of industry standards and are backed by model that includes $3.6m equity already raised at $10m valuation. Texas made sports development owns Northcross location and iSports so revenue is actually projected higher and you would be buying shares in all operations. I have a model that shows this as well if needed.

USE OF PROCEEDS

	Maximum Offering Amount	Minimum Offering Amount
Total Proceeds:	$106,999.91	$9,999.98
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$6,470	$600
Net Proceeds	$100529.91	$9399.98
Use of Net Proceeds:		
R& D & Production	$0	$0
Marketing	$0	$0
Working Capital	$100529.91	$9399.98
Operating Expenses	$0	$0
Recruitment	$0	$0
Total Use of Net Proceeds	$100529.91	$9399.98

We are seeking to raise a minimum of $106,999.91 in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $106,999.91 we believe the amount will last us 1 months and plan to use the net proceeds of approximately 100% over the course of that time as follows:

- Tenant improvement on new space will be enhanced with bells and whistles generated from this crowdfunding effort, examples include higher quality sound system, video scoreboards, higher quality rental skates, A/V equipment in locker rooms, children's playscape, upgrade to flush mounted board systems, or general cosmetic enhancements around the facility. This raise is to provide a higher level of customer experience and will all be tenant improvement feature directly utilized by our visitors.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.chaparralice.com/annualreport. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Texas Made Sports Development Inc.

[See attached]

I,  Ryan Raya (Print Name), the _President_ (Principal Executive Officers) of Texas Made Sports Development Inc, Inc, hereby certify that the financial statements of Texas Made Sports Development Inc and notes thereto for the periods ending December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $2,613,034; taxable income of $ $169,097 and total tax of $ $35,510.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __4 | 1 | 19__ (Date of Execution).

_____ (Signature)

__President__ (Title)

__5/15/19__ (Date)

TEXAS MADE SPORTS DEVELOPMENT, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2018

TEXAS MADE SPORTS DEVELOPMENT, INC
Index to Financial Statements
(unaudited)

TEXAS MADE SPORTS DEVELOPMENT, INC
BALANCE SHEETS
DECEMBER 31, 2018
(unaudited)

	December 31, 2018
ASSETS	
Current Assets	
Cash and Cash Equivalents	303,070
Inventory	101,500
Other Current Assets	404
Total Current Assets	404,974
Fixed Assets-Net	725,768
Intangible Assets-Net	12,431
TOTAL ASSETS	$ 1,143,173
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Account Payable	-
Accrued Liabilities	32,364
Loans from shareholders	-
Total Current Liabilities	32,364
Long-Term Liabilities	
Business Loan 1	254,501
Business Loan 2	321,237
Total-Long Term Liabilities	575,738
Total Liabilities	608,102
Equity	
Common Stock, par value $0.001 10,000,000 shares authorized, 8,899,996 issued and outstanding	8,900
Preferred Stock, par value $0.001 10,000,000 shares authorized, 1,100,000 issued and outstanding	1,100
Additional Paid In Capital	313,892
Retained Earnings	45,177
Net Income	166,002
Total Equity	535,071
TOTAL LIABILITIES & EQUITY	$ 1,143,173

TEXAS MADE SPORTS DEVELOPMENT, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018
(unaudited)

		December 31, 2018
Revenue	$	2,981,912
Cost of Goods Sold		368,878
Gross Margin		2,613,034
Expenses		
Advertising and Marketing		34,117
General and Administrative Expenses		2,235,344
Total Expense		2,269,461
Operating Income		343,573
Depreciation Expense		(130,578)
Amortization		(888)
Interest Expense		(38,379)
Pretax Income		173,728
Income Tax		(7,726)
Net income	$	**166,002**

5

TEXAS MADE SPORTS DEVELOPMENT, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018
(unaudited)

	Common stock		Preferred stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2017	8,899,996	$ 8,900	1,100,000	$ 1,100	$ 326,373	$ 45,177	$ 381,550
Contribution	-	-	-	-	-	-	-
Distribution	-	-	-	-	(12,481)	-	(12,481)
Net income (loss)	-	-	-	-	-	166,002	166,002
Balance at December 31, 2018	8,899,996	$ 8,900	1,100,000	$ 1,100	$ 313,892	$ 211,179	$ 535,071

6

TEXAS MADE SPORTS DEVELOPMENT, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018
(unaudited)

	December 31, 2018
Cash flows from operating activities	
Net income	$ 166,002
Depreciation	130,578
Total Adjustments to reconcile Net Cash Provided By Operations:	
Inventory	(25,000)
Other Current Assets	(404)
Account Payable	(2,058)
Accrued Liabilities	32,364
Net Cash Provided By Operating Activities:	301,482
Cash flows provided by Investing activities	
Fixed Assets	(374,112)
Net Cash Used in Investing Activities	(374,112)
Cash flows from Financing activities	
Loans From Shareholders	(15,972)
Business Loan-1	(44,753)
Business Loan-2 Contribution	321,237
Distribution	(12,480)
Net Cash Received from Financing Activities	248,032
Net (decrease) increase in cash and cash equivalents	175,401
Cash and cash equivalents at beginning of period	127,669

7

Cash and cash equivalents at end of period $ 303,070

NOTE 1 – NATURE OF OPERATIONS

Texas Made Sports Development, Inc. dba Chaparral Ice was formed on November 18, 2016 ("Inception") in the State of Texas. The financial statements of Texas Made Sports Development, Inc. dba Chaparral Ice (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, TX.

Texas Made Sports Development, Inc. dba Chaparral Ice is building the most unique, state-of-the-art, and multisport facility in the Austin metropolitan area. The Cedar Park, TX facility will serve Williamson and Travis Counties, including all of Austin, Leander, Round Rock, Pflugerville, and stretching north to Copperas Cove and Fort Hood. The facility will serve sports enthusiasts and residents interested in participating in youth and adult programs of soccer, football, lacrosse, ice hockey, ice-skating, figure

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from relocation of existing Chaparral programming (adult and youth hockey, etc), long-term and short-term rental of the outdoor football field, two ice rinks and an additional indoor soccer fields when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and TX state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for the last 3 years. The Company is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Loans

On August 10, 2017 the company entered a loan agreement with Washington federal bank in the amount of $317,000. The loan carried an interest rate of 5.690% per year and matures on February 1, 2023. As of December 31, 2018, the loan has an outstanding balance of $254,501.

On August 10, 2017 the company entered a second loan agreement with Washington federal bank in the amount of $375,000. The loan carried an interest rate of 5.690% per year and matures on February 1, 2023. As of December 31, 2018, the loan has an outstanding balance of $321,237.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Existing contingencies include:

- Non-Cancelable operating leases with Phillips Edison for operating space at Northcross Station Mall through 2023,
- Unused letter of credit through BB&T Bank for $20,000.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.001. As of December 30, 2018, the company has issued 8,899,996 shares of our common stock for a consideration of $8,900.

Preferred Stock

We have authorized the issuance of 10,000,000 shares of our Preferred stock with par value of $0.001. As of December 30, 2018, the company has issued 1,100,000 shares of our common stock for a consideration of $1,100.

NOTE 6 – RELATED PARTY TRANSACTIONS

We do not have any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 April 19, 2019, the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, ___Ryan Raya___ (Print Name), the ___Owner___(Principal Executive Officers) of Texas Made Sports Development, Inc. dba Chaparral Ice, hereby certify that the financial statements of Texas Made Sports Development, Inc. dba Chaparral Ice and notes thereto for the periods ending December 31, 2016 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $2,079,191; taxable income of $53,181 and total tax of $1,301.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __8/20/18__ (Date of Execution).



_____(Signature)

___Owner___(Title)

___8/3/18___ (Date)

<u>Texas Made Sports Development, Inc.</u>
dba Chaparral Ice
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2016

Texas Made Sports Development, Inc. dba Chaparral Ice
Index to Financial Statements
(unaudited)

Texas Made Sports Development, Inc.
BALANCE SHEETS
as of DECEMBER 31, 2017 AND 2016
(unaudited)

	As of Dec 31, 2017	As of Dec 31, 2016
ASSETS		
Current Assets		
Bank Accounts		
Cash	$127,669.00	$0.00
Total Bank Accounts	**$127,669.00**	**$0.00**
Other Current Assets		
Inventory	$76,500.00	$0.00
Total Other Current Assets	**$76,500.00**	**$0.00**
Total Current Assets	**$204,169.00**	**$0.00**
Fixed Assets		
Equipment & Fixtures	$550,716.00	$0.00
Acc Depreciation	-$69,370.00	$0.00
Intangible Assets	$13,319.00	$0.00
Acc Amortization	$0.00	$0.00
Total Other Assets	**$494,665.00**	**$0.00**
TOTAL ASSETS	**$698,834.00**	**$0.00**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	$2,058.00	$0.00
Total Accounts Payable	**$2,058.00**	**$0.00**
Other Current Liabilities		
Loans From Shareholders	$15,972.00	$0.00
Total Other Current Liabilities	**$15,972.00**	**$0.00**
Total Current Liabilities	**$18,030.00**	**$0.00**
Long Term Liabilities		
Note Payable	$299,254.00	$0.00
Total Long Term Liabilities	**$299,254.00**	**$0.00**
Total Liabilities	**$317,284.00**	**$0.00**
Equity		
Common Stock	$336,373.00	$0.00
Retained Earnings	$0.00	$0.00
Net Income	$45,177.00	$0.00
Total Equity	**$381,550.00**	**$0.00**
TOTAL LIABILITIES AND EQUITY	**$698,834.00**	**$0.00**

Texas Made Sports Development, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Jan - Dec 2017	Jan - Dec 2016
Income		
Revenue		
Sales	$2,408,840.36	$0.00
Total Income	**$2,408,840.36**	**$0.00**
Cost of Goods Sold		
Cost of Goods Sold	329,649.00	0.00
Total Cost of Goods Sold	**$329,649.00**	**$0.00**
Gross Profit	**$2,079,191.36**	**$0.00**
Expenses		
Accounting	11,581.00	0.00
Advertising	81,504.00	0.00
Amortization	888.00	0.00
Auto Expense	6,424.00	0.00
Bank Charges	45,604.00	0.00
Charitable Contributions	5,860.00	0.00
Computer Services & Supplies	34,757.00	0.00
Depreciation	69,370.00	0.00
Dues & Subscriptions	2,569.00	0.00
Insurance	83,565.00	0.00
Interest	25,464.00	0.00
Legal & Professional	138,031.00	0.00
Meals & Entertainment	3,798.00	0.00
Office Expense	756.00	0.00
Postage	2,256.00	0.00
Printing	271.00	0.00
Program Costs	14,710.36	0.00
Rents	678,676.00	0.00
Repairs & Maintenance	84,260.00	0.00
Salaries & Wages	532,908.00	0.00
Supplies	9,783.00	0.00
Taxes & Licenses	108,415.00	0.00
Telephone	538.00	0.00
Training/Continuing Education	3,414.00	0.00
Travel	8,397.00	0.00
Utilities	80,215.00	0.00
Total Expenses	**$2,034,014.36**	**$0.00**
Net Income	**$45,177.00**	**$0.00**

Texas Made Sports Development, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Common Stock		Retained Earnings	Stockholders' Equity
	Shares	Amount		
beginning balance				
12/31/2016	10,000,000	$0.00	$0.00	$0.00
12/31/2017	10,000,000	$336,373.00	$45,177.00	$381,550.00
balance, end of period	10,000,000	$336,373.00	$45,177.00	$381,550.00

Texas Made Sports Development, Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Jan - Dec 2017	Nov - Dec 2016
OPERATING ACTIVITIES		
Net Income	$45,177.00	$0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory	-$76,500.00	$0.00
Depreciation	$69,370.00	$0.00
Fixed Assets	-$564,035.00	$0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$571,165.00	$0.00
Net cash provided by operating activities	-$525,988.00	$0.00
FINANCING ACTIVITIES		
Accounts Payable	$2,058.00	$0.00
Loans From Shareholders	$15,972.00	$0.00
Mortgage Payable	$299,254.00	$0.00
Net cash provided by investing activities	$317,284.00	$0.00
INVESTING ACTIVITIES		
Common Stock	$336,373.00	$0.00
Net cash provided by investing activities	$336,373.00	$0.00
Net cash increase for period	$127,669.00	$0.00

NOTE 1 – NATURE OF OPERATIONS

Texas Made Sports Development, Inc. dba Chaparral Ice was formed on November 18, 2016 ("Inception") in the State of Texas. The financial statements of Texas Made Sports Development, Inc. dba Chaparral Ice (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, TX.

Texas Made Sports Development, Inc. dba Chaparral Ice is building the most unique, state-of-the-art, and multisport facility in the Austin metropolitan area. The Cedar Park, TX facility will serve Williamson and Travis Counties, including all of Austin, Leander, Round Rock, Pflugerville, and stretching north to Copperas Cove and Fort Hood. The facility will serve sports enthusiasts and residents interested in participating in youth and adult programs of soccer, football, lacrosse, ice hockey, ice-skating, figure skating, and other sports operated by Chaparral at iSports.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from relocation of existing Chaparral programming (adult and youth hockey, etc), long-term and short-term rental of the outdoor football field, two ice rinks and an additional indoor soccer fields when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and TX state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Inventory for retail sales in our ProShop in the estimate value of $89,000 exists,

Note with Washington Federal Bank for $317,000 exists as financed portion of purchase of the asset (Chaparral Ice) from previous owners,

Note with Washington Federal Bank for $375,000 exists as financed portion of tenant improvements and renovations of existing operation space at Northcross Station.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Existing contingencies include:
- Non-cancelable operating leases with Phillips Edison for operating space at Northcross Station

Mall through 2023,
- Unused letter of credit through BB&T Bank for $20,000

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0. As of 8/3/18 the company has currently issued 1,100,000 shares of our common stock.

We have authorized the issuance of 10,000,000 shares of our Class B-E stock with par value of $0. As of 8/3/18 the company has currently issued 0 shares of our additional stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through August 3, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

PROMO VIDEO INCLUDES STOCK FOOTAGE TO ILLUSTRATE CONCEPT OF THE ISPORTS MULTI-SPORT FACILITY IN CEDAR PARK, TEXAS USA [music, no transcript]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Carlos H. Cascos
Secretary of State

Office of the Secretary of State

November 21, 2016

Attn: Benetrends Inc

Benetrends Inc
Deborah Rappaport, 1180 Welsh Road, Suite 280
North Wales, PA 19454 USA

RE: Texas Made Sports Development, Inc.
File Number: 802586257

It has been our pleasure to file the certificate of formation and issue the enclosed certificate of filing evidencing the existence of the newly created domestic for-profit corporation.

Unless exempted, the entity formed is subject to state tax laws, including franchise tax laws. Shortly, the Comptroller of Public Accounts will be contacting the entity at its registered office for information that will assist the Comptroller in setting up the franchise tax account for the entity. Information about franchise tax, and contact information for the Comptroller's office, is available on their web site at http://window.state.tx.us/taxinfo/franchise/index.html.

The entity formed does not file annual reports with the Secretary of State. Documents will be filed with the Secretary of State if the entity needs to amend one of the provisions in its certificate of formation. It is important for the entity to continuously maintain a registered agent and office in Texas. Failure to maintain an agent or office or file a change to the information in Texas may result in the involuntary termination of the entity.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Come visit us on the internet at http://www.sos.state.tx.us/
Phone: (512) 463-5555 | Fax: (512) 463-5709 | Dial: 7-1-1 for Relay Services
Prepared by: Serita Rangel | TID: 10285 | Document: 699883010002

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697



Carlos H. Cascos
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Texas Made Sports Development, Inc.
File Number: 802586257

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic For-Profit Corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 11/18/2016

Effective: 11/18/2016



Carlos H. Cascos
Secretary of State

Come visit us on the internet at http://www.sos.state.tx.us/

Phone: (512) 463-5555
Prepared by: Serita Rangel

Fax: (512) 463-5709
TID: 10306

Dial: 7-1-1 for Relay Services
Document: 699883010002

Form 201

Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
FAX: 512/463-5709

Filing Fee: $300



Certificate of Formation
For-Profit Corporation

Filed in the Office of the
Secretary of State of Texas
Filing #: 802586257 11/18/2016
Document #: 699883010002
Image Generated Electronically
for Web Filing

Article 1 - Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

Texas Made Sports Development, Inc.

The name must contain the word "corporation," "company," "incorporated," "limited," or an abbreviation of one of these terms. The name must not be the same as, deceptively similar to or similar to that of an existing corporate, limited liability company, or limited partnership name on file with the secretary of state. A preliminary check for "name availability" is recommended.

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be corporation named above) by the name of:

OR

☑ B. The initial-registered agent is an individual resident of the state whose name is set forth below:

Name:
Ryan   Raya

C. The business address of the registered agent and the registered office address is:

Street Address:
7713 Wolverine Street   Austin TX 78757

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Directors

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are set forth below:

Director 1: **Ryan   Raya**

Address: **7713 Wolverine Street   Austin TX, USA 78757**

Article 4 - Authorized Shares

The total number of shares the corporation is authorized to issue and the par value of each of such shares, or a statement that such shares are without par value, is set forth below.

Number of Shares	Par Value (must choose and complete either A or B)	Class	Series
10000000	☐ A. has a par value of $ ☑ B. without par value.	**Common**	

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, and the par value (or statement of no par value), of each class. If shares of a class are to be issued in series, you must provide the designation of each series. The preferences, limitations, and relative rights of each class or series must be stated in space provided for supplemental information.

Article 5 - Purpose

The purpose for which the corporation is organized is for the transaction of any and all lawful business for which corporations may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Consent to Use of Name.pdf

Effectiveness of Filing

☑ A. This document becomes effective when the document is filed by the secretary of state.

OR

☐ B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Organizer

The name and address of the organizer is set forth below.

Deborah Rappaport **1180 Welsh Road, Suite 280, North Wales, PA 19454**

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Deborah Rappaport

Signature of organizer

FILING OFFICE COPY

September 27, 2016

Secretary of State of Texas
Corporations Section
P.O. Box 13697
Austin, TX 78711-3697

Reference: Consent to Use of Similar Business Name

Gentlemen and Ladies:

Please be advised that the undersigned, *Texas Made Sports Development, LLC*, a Texas limited liability company incorporated by a certificate of formation dated the 13th day of September, 2016, file number 0802540489, hereby consents to and authorizes the use of the following similar business name(s) in the State of Texas:

Texas Made Sports Development, Inc.

or any variation(s) thereof deemed acceptable by the Texas Secretary of State. This consent and authorization is granted to Texas Made Sports Development, Inc., and Ryan Raya, individually.

If you have any questions or concerns regarding this matter, please feel free to contact Lois Mayer at the law firm of Jared D. Nielsen & Associates, P.C. at lmayer@jdnlaw.com or 512-635-4482.

Very truly yours,

TEXAS MADE SPORTS DEVELOPMENT, LLC



By: _____
RYAN RAYA, Sole Manager

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697



David Whitley
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Texas Made Sports Development, Inc.
802586257

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 05/10/2019

Effective: 05/10/2019



David Whitley
Secretary of State

Come visit us on the internet at http://www.sos.state.tx.us/

Phone: (512) 463-5555
Prepared by: Angie Hurtado

Fax: (512) 463-5709
TID: 10303

Dial: 7-1-1 for Relay Services
Document: 888415950002

Article IV of the Certificate of Formation is amended to read as follows:

"The total number of shares of all classes of stock which the corporation shall have authority to issue is 45,000,000 shares, of which, 20,000,000 shall be shares of Common Stock, par value $.001 per share, and 25,000,000 shall be shares of Preferred Stock, par value $.001 per share. The Preferred Stock shall be separated into five classes: 18,000,000 shares of Series A Preferred Stock; 2,000,000 shares of Series B Preferred Stock; 3,000,000 shares of Series C Preferred Stock; 1,000,000 shares of Series D Preferred Stock; and 1,000,000 shares of Series of Series E Preferred Stock.

A. *Common Stock.*

1.   *Dividends.*   Subject to the preferential rights, if any, of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the corporation which are by law available therefor, dividends payable either in cash, in property or in shares of Common Stock or other securities of the corporation.

2.   *Voting Rights.*   The holders of shares of Common Stock shall be entitled to cast one vote for each share of Common Stock held by such holder, on all matters submitted to the vote of the stockholders of the Corporation.   This voting right shall be exercised together with the Series A Preferred Stock, as a single class.

3.   *Liquidation, Dissolution or Winding Up.*   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation, after payment or provision for payment of the debts and other liabilities of the corporation and of the preferential amounts, if any, to which the holders of Preferred Stock may be entitled, the holders of all outstanding shares of Common Stock shall be entitled to share ratably in the remaining assets of the corporation.

B. *Preferred Stock.*

Designation of Series A Preferred Stock.

That the Company hereby designates Eighteen Million (18,000,000) shares of its authorized Preferred Stock, as "Series A Preferred Stock," and establishes the rights and preferences for such shares of Series A Preferred Stock, as follows:

1.   *Dividends.*   Out of the assets of the Corporation legally available for dividends, the holders of Series A Preferred Stock shall be entitled to receive when, as, and if declared by the Board of Directors of the Corporation, cumulative cash dividends on the Series A Preferred Stock accruing at a simple rate of 7% per annum ("Dividend Rate") based upon the Series A Liquidation Basis (as defined below); provided, however, that beginning January 1, 2022, cumulative cash dividends on the Series A Preferred

Stock will henceforth accrue at a rate of 7% compounded annually based upon the sum of (i) the Liquidation Basis, plus (ii) the balance of any unpaid cumulative cash dividends accrued through such date on the Series A Preferred Stock ("Cumulative Dividend"). Any such accrued Cumulative Dividends shall be paid in full to the holders of shares of Series A Preferred Stock after payment of dividends to holders of Series B Preferred Stock and *pari passu* with payment of dividends to holders of Series C Preferred Stock, but prior to any payment of dividends to holders of other Series of Preferred or Common Stock. Cumulative Dividends on the Series A Preferred Stock shall accumulate on the Series A Liquidation Value at the Dividend Rate (whether or not declared) from and including the date of original issuance of such shares of Series A Preferred Stock. The Board of Directors, in its sole discretion, may declare and make additional distributions with respect to the Series A Preferred Stock from time to time ("General Dividends"), which shall reduce the Series A Liquidation Value as provided in Section 2, below.

2. *Liquidation Preference.* In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, after holders of Series B Preferred Stock and *pari passu* with Series C Preferred Stock, but prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of any other Series of Preferred or the Corporation's Common Stock, the amount of the original purchase price per share for each share of Series A Preferred Stock then held by them, adjusted for any subdivisions, combinations, or consolidations with respect to such shares (the "Series A Liquidation Basis"), plus any accrued and unpaid dividends from the date of original issuance of the Series A Preferred Stock to the date of distribution of the Series A Liquidation Basis, less the amount of any General Dividends received with respect to such shares of Series A Preferred Stock (the sum of the Series A Liquidation Basis, the amount of unpaid Cumulative Dividends accrued thereon, and less the General Dividends so paid on such stock, shall be referred to herein as the "Series A Liquidation Value"). If the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the Series A Liquidation Value, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Series A Preferred Stock in proportion to the number of shares of Series A Preferred Stock then held by them. After payment has been made to the holders of the Series A Preferred Stock of the full amount to which they shall be entitled, the shares of Series A Preferred Stock shall automatically convert to Common Stock of the Corporation in accordance with Section 4 below.

3. *Voting Rights.* The holders of Series A Preferred Stock shall be entitled to cast one vote for each share of Series A Preferred Stock held by such holder, on all matters submitted to the vote of the stockholders of the Corporation. This voting right shall be exercised together with the Common Stock, as a single class.

4. *Conversion.* The Series A Preferred Stock shall be convertible into Common Stock in accordance with the following terms:

(a) <u>Conversion</u>. Subject to and upon compliance with the provisions of this Section 4, the holder of shares of Series A Preferred Stock shall have the right, at the holder's option, at any time or from time to time, to convert any or all of such shares of Series A Preferred Stock into one share of Common Stock per 4.2857 shares of Series A Preferred Stock. Upon such conversion, all accrued and unpaid dividends on the Series A Preferred Stock so converted shall be released and waived by the holder. The holder of shares of Series A Preferred Stock may exercise the conversion right created by this Section 4(a), as to all, or a portion of, the shares, by surrendering to the Corporation or any transfer agent of the Corporation the certificate or certificates for the shares to be converted, accompanied by written notice stating that the holder elects to convert all or a portion of the shares represented thereby. Conversion shall be deemed to be effected on the date on which delivery is made to the Corporation of both the notice of the election to convert and the certificates representing the shares to be converted. The date on which conversion is effected pursuant to this Section 4(a) is referred to herein as the "Conversion Date." As promptly as practicable thereafter, the Corporation shall issue and deliver to, or upon the written order of, the holder a certificate or certificates representing the number of full shares of Common Stock to which the holder is entitled. The person in whose name the certificate or certificates representing shares of Common Stock are to be issued shall be deemed to be a holder of record of the shares of Common Stock on the Conversion Date, unless the transfer books of the Corporation are closed on that date, in which event the person shall be deemed to be the holder of record of such shares of Common Stock on the next succeeding date on which the Corporation's transfer books are open. Upon conversion of only a portion of the number of shares represented by a certificate for shares of Series A Preferred Stock surrendered for conversion, the Corporation shall issue and deliver to, or upon the written order of, the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate representing the number of shares of Series A Preferred Stock which constitute the unconverted portion of the shares of Series A Preferred Stock represented by certificate so surrendered.

(b) <u>Automatic Conversion</u>. The Series A Preferred will be automatically converted into Common Stock at the applicable conversion rate described in Section 4(a) above upon (i) both the payment by the Company of cumulative distributions equal to the Series A Liquidation Value with respect to all shares of Series A Preferred and the time in which no holder of Series A Preferred is personally guaranteeing any Company debt, or (ii) the vote of the holders of two-thirds of the outstanding Series A Preferred to so convert. Upon such automatic conversion event, each holder of Series A Preferred Stock shall be deemed to have converted in accordance with subsection (a) above.

(c) <u>Adjustment for Stock Dividends and Stock Splits</u>. If, at any time after the date of issuance of the Series A Preferred Stock, the number of shares of Common Stock outstanding is increased as the result of a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then immediately after the record date fixed for the determination of holders of Common Stock entitled to receive the stock dividend or the effective date of the subdivision or split-up, as the case may be, the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted shall be proportionately increased, and conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares, the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted shall be proportionately decreased, so that the holder of shares of Series A Preferred Stock thereafter converted shall be entitled to receive the number of shares of Common Stock of the Corporation which the holder would have owned immediately following such action had the shares of Series A Preferred Stock been converted immediately prior thereto.

(d) <u>Statement Regarding Adjustments</u>. Whenever the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible shall be adjusted as provided in Section 4(c), the Corporation shall file, at the principal office of the Corporation, a statement which sets forth in detail the circumstances requiring the adjustment, and the rate of conversion in effect after the adjustment, and upon written request of any holder of shares of Series A Preferred Stock, the Corporation shall cause a copy of the statement to be sent to such holder by mail, first class postage prepaid.

(e) <u>Reservation of Shares</u>. So long as any shares of Series A Preferred Stock remain outstanding, the Corporation shall reserve, free from preemptive rights, out of its treasury stock or its authorized but unissued shares of Common Stock, or both, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, sufficient shares of Common Stock to provide for the conversion of all outstanding shares of Series A Preferred Stock at the rate of conversion to Common Stock then in effect.

(f) <u>Valid Issuance</u>. All shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock will, upon issuance thereof by the Corporation, comprise validly issued, fully paid and non-assessable shares of Common Stock and will be free from all taxes, liens and charges with respect to the issuance thereof and the Corporation shall take no action which will cause a contrary result.

Designation of Series B Preferred Stock.

That the Company hereby designates Two Million (2,000,000) shares of its authorized Preferred Stock, as "Series B Preferred Stock," and establishes the rights and preferences for such shares of Series B Preferred Stock, as follows:

1.   *Dividends.* Out of the assets of the Corporation legally available for dividends, the holders of Series B Preferred Stock shall be entitled to receive when, as, and if declared by the Board of Directors of the Corporation, cumulative cash dividends on the Series B Preferred Stock at a simple rate of 6% per annum ("Dividend Rate") based upon the Series B Liquidation Basis (as defined below) of the Series B Preferred Stock ("Cumulative Dividend"). Any such accrued Cumulative Dividends shall be paid in full to the holders of shares of Series B Preferred Stock prior to any payment of dividends to holders of other Series of Preferred or Common Stock.   Cumulative Dividends on the Series B Preferred Stock shall accumulate on the Series B Liquidation Value at the Dividend Rate (whether or not declared) from and including the date of original issuance of such shares of Series B Preferred Stock.

2.   *Liquidation Preference.* In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Corporation's other Series of Preferred or Common Stock, the amount of the original purchase price per share for each share of Series B Preferred Stock then held by them, adjusted for any subdivisions, combinations, or consolidations with respect to such shares (the "Series B Liquidation Basis"), plus any accrued and unpaid dividends from the date of original issuance of the Series B Preferred Stock to the date of distribution of the Series B Liquidation Basis, (referred to herein as the "Series B Liquidation Value"). If the assets and funds thus distributed shall be insufficient to permit the payment to such holders of the Series B Liquidation Value, then the entire assets and funds of the Corporation legally available for distribution, subject to any senior and subsequent to any senior liquidation preference of other series' of the Corporation's preferred stock, shall be distributed to the holders of the Series B Preferred Stock.

3.   *Voting Rights.* Except as otherwise required by law, the holders of Series B Preferred Stock shall have no voting power whatsoever.

Designation of Series C Preferred Stock.

That the Company hereby designates Three Million (3,000,000) shares of its authorized Preferred Stock, as "Series C Preferred Stock," and establishes the rights and preferences for such shares of Series C Preferred Stock, as follows:

1.   *Dividends.* Out of the assets of the Corporation legally available for dividends, the holders of Series C Preferred Stock shall be entitled to receive when, as, and if declared by the Board of Directors of the Corporation, cumulative cash dividends

on the Series C Preferred Stock at a simple rate of 7% per annum ("Dividend Rate") based upon the Series C Liquidation Basis (as defined below) of the Series C Preferred Stock ("Cumulative Dividend"). Any such accrued Cumulative Dividends shall be paid in full to the holders of shares of Series C Preferred Stock after payment of dividends to holders of Series B Preferred Stock and *pari passu* with payment of dividends to holders of Series A Preferred Stock, but prior to any payment of dividends to holders of other Series of Preferred or Common Stock. Cumulative Dividends on the Series C Preferred Stock shall accumulate on the Series C Liquidation Value at the Dividend Rate (whether or not declared) from and including the date of original issuance of such shares of Series C Preferred Stock. The Board of Directors, in its sole discretion, may declare and make additional distributions with respect to the Series C Preferred Stock from time to time ("General Dividends"), which shall reduce the Series C Liquidation Value as provided in Section 2, below.

2. *Liquidation Preference.* In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of the Series C Preferred Stock shall be entitled to receive, after holders of Series B Preferred Stock and *pari passu* with holders of Series A Preferred Stock, but prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of any other Series of Preferred or the Corporation's Common Stock, the amount of the original purchase price per share for each share of Series C Preferred Stock then held by them, adjusted for any subdivisions, combinations, or consolidations with respect to such shares (the "Series C Liquidation Basis"), plus any accrued and unpaid dividends from the date of original issuance of the Series C Preferred Stock to the date of distribution of the Series C Liquidation Basis, less the amount of any General Dividends received with respect to such shares of Series C Preferred Stock (the sum of the Series C Liquidation Basis, the amount of unpaid Cumulative Dividends accrued thereon, and less the General Dividends so paid on such stock, shall be referred to herein as the "Series C Liquidation Value"). If the assets and funds thus distributed among the holders of the Series C Preferred Stock shall be insufficient to permit the payment to such holders of the Series C Liquidation Value, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Series C Preferred Stock in proportion to the number of shares of Series C Preferred Stock then held by them. After payment has been made to the holders of the Series C Preferred Stock of the full amount to which they shall be entitled, the holders of the Series C Preferred Stock shall not be entitled further to share in the remaining assets of the Corporation.

3. *Voting Rights.* Except as otherwise required by law, the holders of Series C Preferred Stock shall have no voting power whatsoever.

4. *After Payout Dividends; Redemption of Series C Preferred.* Upon the receipt by the holders of a share of Series C Preferred Stock of Cumulative and General Dividends sufficient to reduce the Series C Liquidation Value of such shares of Series C Preferred Stock to zero (each an "After Payout Series C Share"), the rights and preferences of such After Payout Series C Share shall automatically be changed as follows: Such After Payout Series C Share shall not be entitled to receive further

Cumulative Dividends, but will continue to be entitled to receive General Dividends in accordance with paragraph 1 above; provided, that the After Payout Series C Shares will participate on a *pari passu* basis in all dividends declared and paid to Common Stock.

Designation of Series D Preferred Stock.

That the Company hereby designates One Million (1,000,000) shares of its authorized Preferred Stock as "Series D Preferred Stock," and establishes the rights and preferences for such shares of Series D Preferred Stock, as follows:

1.   *Dividends.*   Out of the assets of the Corporation legally available for dividends, the holders of Series D Preferred Stock shall be entitled to receive when, as, and if declared by the Board of Directors of the Corporation, cumulative cash dividends on the Series D Preferred Stock at a simple rate of 5% per annum ("Dividend Rate") based upon the Series D Liquidation Basis (as defined below) of the Series D Preferred Stock ("Cumulative Dividend"). Any such accrued Cumulative Dividends shall be paid in full to the holders of shares of Series D Preferred Stock after payment of dividends to holders of Series A, Series B, and Series C Preferred Stock, but prior to any payment of dividends to holders of other Series of Preferred or Common Stock. Cumulative Dividends on the Series D Preferred Stock shall accumulate on the Series D Liquidation Value at the Dividend Rate (whether or not declared) from and including the date of original issuance of such shares of Series D Preferred Stock. The Board of Directors, in its sole discretion, may declare and make additional distributions with respect to the Series D Preferred Stock from time to time ("General Dividends"), which shall reduce the Series D Liquidation Value as provided in Section 2, below.

2.   *Liquidation Preference.*   In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of the Series D Preferred Stock shall be entitled to receive, after holders of Series A, Series B, and Series C Preferred Stock, but prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of any other Series of Preferred or the Corporation's Common Stock, the amount of the original purchase price per share for each share of Series D Preferred Stock then held by them, adjusted for any subdivisions, combinations, or consolidations with respect to such shares (the "Series D Liquidation Basis"), plus any accrued and unpaid dividends from the date of original issuance of the Series D Preferred Stock to the date of distribution of the Series D Liquidation Basis less the amount of any General Dividends received with respect to such shares of Series D Preferred Stock (the sum of the Series D Liquidation Basis, the amount of unpaid Cumulative Dividends accrued thereon, and less the General Dividends so paid on such stock, shall be referred to herein as the "Series D Liquidation Value"). If the assets and funds thus distributed among the holders of the Series D Preferred Stock shall be insufficient to permit the payment to such holders of the Series D Liquidation Value, and the liquidation value of the Series D Preferred Stock respectively, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Series D Preferred Stock in proportion to the number of shares of Series D Preferred Stock then held by them. After payment has been made to the

holders of the Series D Preferred Stock of the full amount to which they shall be entitled, the holders of the Series D Preferred Stock shall not be entitled further to share in the remaining assets of the Corporation.

3.   *Voting Rights*. Except as otherwise required by law, the holders of Series D Preferred Stock shall have no voting power whatsoever.

4.   *After Payout Dividends; Redemption of Series D Preferred.* Upon the receipt by the holders of a share of Series D Preferred Stock of Cumulative and General Dividends sufficient to reduce the Series D Liquidation Value of such shares of Series D Preferred Stock to zero (each an "After Payout Series D Share"), the rights and preferences of such After Payout Series D Share shall automatically be changed as follows: Such After Payout Series D Share shall not be entitled to receive further Cumulative Dividends, but will continue to be entitled to receive General Dividends in accordance with paragraph 1 above; provided, that the After Payout Series D Shares will participate on a *pari passu* basis in all dividends declared and paid to Common Stock.

Designation of Series E Preferred Stock.

That the Company hereby designates One Million (1,000,000) shares of its authorized Preferred Stock as "Series E Preferred Stock," and establishes the rights and preferences for such shares of Series E Preferred Stock, as follows:

1.   *Dividends.* The Series E Preferred Stock shall be entitled to participate on a per share basis in any dividends declared the Board of Directors of the Company and paid to the holders of the Company's Common Stock.

2.   *Liquidation Preference.* Participate in any liquidation with common as if they were common shares. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation, after payment or provision for payment of the debts and other liabilities of the corporation and of the preferential amounts, if any, to which the holders of other Series of Preferred Stock may be entitled, the holders of all outstanding shares of Common Stock and Series E Preferred Stock shall be entitled to share ratably in the remaining assets of the corporation.

3.   *Voting Rights*. Except as otherwise required by law the holders of Series E Preferred Stock shall have no voting power whatsoever.

Form 424—General Information
(Certificate of Amendment)

The attached form is drafted to meet minimal statutory filing requirements pursuant to the relevant code provisions. *This form and the information provided are not substitutes for the advice and services of an attorney and tax specialist.*

Commentary

Sections 3.051 to 3.056 of the Texas Business Organizations Code (BOC) govern amendments to the certificate of formation of a Texas filing entity. A filing entity may amend its certificate of formation at any time and in as many respects as may be desired, *as long as the certificate as amended contains only such provisions as could have been included in the original certificate of formation.* Amendments may be adopted to change the language of an existing provision, to add a new provision, or to delete an existing provision. If extensive amendments are proposed, the entity should consider filing a restated certificate of formation pursuant to section 3.059 of the BOC (Form 414).

Procedural Information by Entity Type

Please note that a document on file with the secretary of state is a public record that is subject to public access and disclosure. Do not include confidential information, such as social security numbers. If amending information relating to directors or governing persons, use a business or post office box address rather than a residence address if privacy concerns are an issue.

For-profit or Professional Corporation

Sections 21.052 to 21.055 of the BOC set forth the procedures for amending the certificate of formation for a for-profit corporation or professional corporation. The board of directors adopts a resolution setting forth the proposed amendment and directing that it be submitted to a vote at a meeting of the shareholders. Written or printed notice setting forth the proposed amendment is given to each shareholder of record entitled to vote not later than the 10th day and not earlier than the 60th day before the date of the meeting, either personally, by electronic transmission, or by mail (BOC § 21.353). (Please refer to chapters 6 and 21 of the BOC for further information.)

Pursuant to section 21.364 of the BOC, the proposed amendment is adopted on receiving the affirmative vote of two-thirds of the outstanding shares entitled to vote. If any class or series of shares is entitled to vote as a class, the amendment must also receive the affirmative vote of two-thirds of the shares within each class or series that is entitled to vote as a class. Any number of amendments may be submitted to the shareholders and voted on at one meeting. Alternatively, amendments may be adopted by unanimous written consent of the shareholders.

If no shares have been issued, the amendment is adopted by a resolution of the board of directors and the provisions for adoption by shareholders do not apply.

An officer must sign the certificate of amendment. If no shares have been issued and the amendment was adopted by the board of directors, a majority of the directors may sign the certificate of amendment.

Professional Association

The provisions of chapters 20 and 21 of the BOC apply to a professional association, unless there is a conflict with a specific provision in title 7. A professional association may amend its certificate of formation by following the procedures set forth in its certificate of formation. If the certificate of

formation does not provide a procedure for amending the certificate, the certificate of formation is amended by a two-thirds vote of its members.

An officer must sign the certificate of amendment.

Nonprofit Corporation
Sections 22.105 to 22.108 of the BOC set forth the procedures for amending the certificate of formation for a nonprofit corporation. If the corporation has members with voting rights, the board of directors adopts a resolution setting forth the proposed amendment and directing that it be submitted to a vote at a meeting of the members, which may be either an annual or special meeting. The proposed amendment is adopted on receiving two-thirds of the votes that members present, in person or by proxy, were entitled to cast (BOC § 22.164). Any number of amendments may be submitted to the members and voted on at one meeting. Alternatively, the amendment may be adopted without a meeting if a written consent, setting forth the action to be taken, is signed by all the members entitled to vote. (Please refer to chapters 6 and 22 of the BOC for further information.)

If the corporation has no members or no members with voting rights, the amendment is adopted by a majority vote of the board of directors.

An officer of the nonprofit corporation must sign the certificate of amendment.

A nonprofit corporation formed for a special purpose under a statute or code other than the BOC may be required to meet other requirements for a certificate of amendment than those imposed by the BOC. This form may not comply with the requirements imposed under the special statute or code governing the special purpose corporation. Please refer to the statute or code governing the special purpose corporation for specific filing requirements for a certificate of amendment.

Cooperative Association
Section 251.052 of the BOC sets forth the procedure for amending the certificate of formation of a cooperative association. The board of directors may propose an amendment to the certificate of formation by a two-thirds vote of the board members. Notice of the meeting to consider the proposed amendment must be provided to the members no later than the 31st day before the date of the meeting. To be approved, the amendment must be adopted by the affirmative vote of two-thirds of the members voting on the amendment. The cooperative association must file the certificate of amendment with the secretary of state within thirty (30) days after its adoption by the members.

An officer of the cooperative association must sign the certificate of amendment.

Limited Liability Company or Professional Limited Liability Company
Chapter 101 of the BOC governs limited liability companies. Pursuant to section 101.356(d), an amendment to the certificate of formation must be approved by the affirmative vote of all of the company's members. If the company has managers, but has yet to admit its initial member, the amendment would be approved by the affirmative vote of the majority of all the company's managers as permitted by section 101.356(e).

If the limited liability company has managers, an authorized manager must sign the certificate of amendment. If the company does not have managers and is managed by its members, an authorized managing-member must sign the certificate of amendment.

Chapter 153 of the BOC governs limited partnerships. A certificate of limited partnership may be amended at any time for any proper purpose determined by the general partners. However, section 153.051 *requires* a certificate of amendment when there is:

 (1) a change of name of the partnership;
 (2) an admission of a new general partner; or
 (3) a withdrawal of a general partner.

Section 153.051 of the BOC also requires that a limited partnership amend its certificate of formation when there is a change of address for the registered office or a change of name or address of the registered agent of the partnership. However, rather than filing an amendment, the partnership may file a statement of change pursuant to section 5.202 of the BOC to effect a change to its registered agent or registered office.

Pursuant to section 153.553, at least one general partner must sign the certificate of amendment. In addition, each general partner designated as a new general partner also must sign the certificate of amendment. A withdrawing general partner need not sign the certificate of amendment. The execution of a certificate by a general partner is an oath or affirmation, under a penalty of perjury, that to the best of the executing party's knowledge and belief, the facts contained in the certificate are true and correct (BOC §153.553(c)).

Instructions for Form

- **Entity Information:** The certificate of amendment must contain the legal name of the entity and identify the type of filing entity. *If the amendment changes the name of the entity, the name as it currently appears on the records of the secretary of state should be stated.* It is recommended that the date of formation and file number assigned by the secretary of state be provided to facilitate processing of the document.

- **Amendments:** **1. Amended Name.** This form is designed to provide a standardized amendment form to effect a change of name for the filing entity. If the legal name of the entity is to be changed, state the new name of the entity in section 1. Please note that the legal name of the entity must include an appropriate organizational designation for the entity type.

  The new entity name will be checked for availability on submission of the certificate of amendment. Under section 5.053 of the BOC, if the new name of the entity is the same as, deceptively similar to, or similar to the name of an existing domestic or foreign filing entity, or any name reservation or name registration filed with the secretary of state, the document cannot be filed. The administrative rules adopted for determining entity name availability (Texas Administrative Code, title 1, part 4, chapter 79, subchapter C) may be viewed at *www.sos.state.tx.us/tac/index.shtml*. If you wish the secretary of state to provide a preliminary determination on name availability, you may call (512) 463-5555, dial 7-1-1 for relay services, or e-mail your name inquiry to *corpinfo@sos.state.tx.us*. A final determination cannot be made until the document is received and processed by the secretary of state. Do not make financial expenditures or execute documents based on a preliminary clearance. Also note that the preclearance of a name or the issuance of a certificate under a name does not authorize the use of a name in violation of another person's rights to the name.

- **Amendments:** **2. Changes to Registered Agent and/or Registered Office.** It is not necessary to file a certificate of amendment if the entity seeks only to change its registered agent or its

registered office. A filing entity may file a statement of change of registered agent/registered office pursuant to section 5.202 of the BOC.

However, if the entity is changing its name or making other changes to its certificate of formation, any changes to the registered agent or registered office may be included in a certificate of amendment. Section 2 can be completed to effect a change to the registered agent or registered office address. The registered agent can be either (option A) a domestic entity or a foreign entity that is registered to do business in Texas or (option B) an individual resident of the state. The filing entity cannot act as its own registered agent.

Consent: Effective January 1, 2010, a person designated as the registered agent of an entity must have consented, either in a written or electronic form, to serve as the registered agent of the entity. Although the consent of the person designated as registered agent is required, a copy of the written or electronic consent need not be submitted with a certificate of correction that corrects the name of the registered agent. *The liabilities and penalties imposed by sections 4.007 and 4.008 of the BOC apply with respect to a false statement in a filing instrument that names a person as the registered agent of an entity without that person's consent.* (BOC § 5.207)

Amendment to Registered Office: The registered office address must be located at a street address where service of process may be personally served on the entity's registered agent during normal business hours. Although the registered office is not required to be the entity's principal place of business, the registered office may not be solely a mailbox service or telephone answering service (BOC § 5.201).

- **Amendments: 3. Other Provisions to be Added, Altered, or Deleted.** Section 3 of this form contains three text areas that may be used to make alterations or changes to other provisions in the certificate of formation or to identify those provisions to be deleted. If the space provided in a text area is insufficient, include the provisions as an attachment to this form.

  ➢ **Add:** If the amendment is an addition to the certificate of formation, check the "Add" statement and provide an identification or reference for the added provision and the full text of each provision added in the text area.
  ➢ **Alter:** If the amendment alters or changes an existing article or provision in the certificate of formation, check the "Alter" statement and provide an identification of the article number or description of the altered provision and the text of the article or provision as it is amended to read in the text area.
  ➢ **Delete:** If the amendment deletes an existing article or provision in its entirety, check the "Delete" statement and provide a reference to the article number or provision being deleted in the text area.

- **Statement of Approval:** As required by section 3.053 of the BOC, the form includes a statement regarding the approval of the amendment. In general, amendments are adopted and approved in the manner set forth in the title of the BOC governing the entity. General procedural information relevant to each filing entity that may use this form precedes the instructions for completing the form.

- **Effectiveness of Filing:** A certificate of amendment becomes effective when filed by the secretary of state (option A). However, pursuant to sections 4.052 and 4.053 of the BOC the effectiveness of the instrument may be delayed to a date not more than ninety (90) days from the date the instrument is signed (option B). The effectiveness of the instrument also may be delayed on the occurrence of a

future event or fact, other than the passage of time (option C). If option C is selected, you must state the manner in which the event or fact will cause the instrument to take effect and the date of the 90th day after the date the instrument is signed. In order for the certificate to take effect under option C, the entity must, within ninety (90) days of the filing of the certificate, file a statement with the secretary of state regarding the event or fact pursuant to section 4.055 of the BOC.

On the filing of a document with a delayed effective date or condition, the computer records of the secretary of state will be changed to show the filing of the document, the date of the filing, and the future date on which the document will be effective or evidence that the effectiveness was conditioned on the occurrence of a future event or fact.

- **Execution:** Pursuant to section 4.001 of the BOC, the certificate of amendment must be signed by a person authorized by the BOC to act on behalf of the entity in regard to the filing instrument. Please refer to the procedural information relating to the specific entity type for further information on execution requirements. Generally, a governing person or managerial official of the entity signs a filing instrument.

  The certificate of amendment need not be notarized. However, before signing, please read the statements on this form carefully. <u>The designation or appointment of a person as the registered agent by a managerial official is an affirmation by that official that the person named in the instrument has consented to serve as registered agent</u>. (BOC § 5.2011, effective January 1, 2010)

  A person commits an offense under section 4.008 of the BOC if the person signs or directs the filing of a filing instrument the person knows is materially false with the intent that the instrument be delivered to the secretary of state for filing. The offense is a Class A misdemeanor unless the person's intent is to harm or defraud another, in which case the offense is a state jail felony.

- **Payment and Delivery Instructions:** The filing fee for a certificate of amendment is **$150**, unless the filing entity is a nonprofit corporation or a cooperative association. The filing fee for a certificate of amendment for a nonprofit corporation or a cooperative association is **$25**. Fees may be paid by personal checks, money orders, LegalEase debit cards, or American Express, Discover, MasterCard, and Visa credit cards. Checks or money orders must be payable through a U.S. bank or financial institution and made payable to the secretary of state. Fees paid by credit card are subject to a statutorily authorized convenience fee of 2.7 percent of the total fees.

  Submit the completed form in duplicate along with the filing fee. The form may be mailed to P.O. Box 13697, Austin, Texas 78711-3697; faxed to (512) 463-5709; or delivered to the James Earl Rudder Office Building, 1019 Brazos, Austin, Texas 78701. If a document is transmitted by fax, credit card information must accompany the transmission (Form 807). On filing the document, the secretary of state will return the appropriate evidence of filing to the submitter together with a file-stamped copy of the document, if a duplicate copy was provided as instructed.

Revised 05/11

Form 424 **(Revised 05/11)**		This space reserved for office use.
Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: See instructions**	**Certificate of Amendment**	

Entity Information

The name of the filing entity is:

Texas Made Sports Development, Inc.
_____

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

☑ For-profit Corporation   ☐ Professional Corporation

☐ Nonprofit Corporation   ☐ Professional Limited Liability Company

☐ Cooperative Association   ☐ Professional Association

☐ Limited Liability Company   ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 802586257

The date of formation of the entity is: November 18, 2016

Amendments

1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

_____

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

_____

OR

☐ B. The registered agent is an individual resident of the state whose name is:

_____
First Name   *M.I.*   *Last Name*   *Suffix*

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

                                                                                              TX
_____
Street Address (No P.O. Box)   *City*   *State*   *Zip Code*

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☐ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

☑ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

See attached.

☐ **Delete** each of the provisions identified below from the certificate of formation.

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Form 424   7

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: _____

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: _____

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: 5/9/2019_____

TEXAS MADE SPORTS DEVELOPMENT, INC.

By:



RYAN RAYA, PRESIDENT

Ryan Raya, President

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